

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU S.A. ANNOUNCES INTERIM DIVIDEND

(Santiago, Chile, December 3, 2004) – The Board of Directors approved last Wednesday the distribution, with charge to year 2004's profits, of Interim Dividend Nº228, which amounts to Ch$27.00 per share (Ch$135.00 per ADR), totaling Ch$8,599,577,544. This dividend will be paid on January 10, 2005 and distributed among its 318,502,872 shares of record as of January 4, 2005.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.